SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.    )*

                              Dave & Buster's, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    23833N104
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                                 (CUSIP Number)

                                 Greg S. Feldman
                        Wellspring Capital Management LLC
                                   Lever House
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 318-9800


                         (Continued on following pages)




     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     Copy to

                              William S. Rubenstein
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10022
                                 (212) 735-3000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 8, 2005
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             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WS Midway Holdings, Inc.

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                        (b) [x]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS

    BK, AF

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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                   [_]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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                                     7. NUMBER OF SHARES BENEFICIALLY
                                        OWNED BY EACH REPORTING
                 NUMBER OF              PERSON WITH SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                  None
                 OWNED BY
                   EACH
                 REPORTING           ------------------------------------------
                  PERSON             8. SHARED VOTING POWER
                   WITH
                                             1,095,302*
                                     ------------------------------------------
                                     9. SOLE DISPOSITIVE POWER

                                             None
                                     ------------------------------------------
                                     10. SHARED DISPOSITIVE POWER

                                             None
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,095,302*
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES         [_]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.66%*
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14. TYPE OF REPORTING PERSON

    CO
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 *  See discussion in Items 4 and 5 of this Schedule 13D.

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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wellspring Capital Management LLC

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                      (b) [x]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS

    OO

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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e) [_]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

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                                     7. NUMBER OF SHARES BENEFICIALLY
                                        OWNED BY EACH REPORTING
                 NUMBER OF              PERSON WITH SOLE VOTING POWER
                  SHARES
               BENEFICIALLY             None
                 OWNED BY
                   EACH              -------------------------------------------
                 REPORTING           8. SHARED VOTING POWER
                  PERSON
                   WITH                 1,095,302*
                                     -------------------------------------------
                                     9. SOLE DISPOSITIVE POWER

                                        None
                                     -------------------------------------------
                                     10. SHARED DISPOSITIVE POWER

                                         None
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,095,302*
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [_]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.66%*
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14. TYPE OF REPORTING PERSON

    OO
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*   See discussion in Items 4 and 5 of this Schedule 13D.

     The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.   Security and Issuer.

     This Statement on Schedule 13D (this "Statement") relates to the shares of Common Stock, $.01 par value per share ("Common Stock"), of Dave & Buster's, Inc., a Missouri corporation ("Dave & Buster's"). The principal executive offices of Dave & Buster's are located at 2481 Manana Drive, Dallas, Texas 75220.

Item 2.   Identity and Background.

     (a) - (c) This Statement is filed by Wellspring Capital Management LLC, a Delaware limited liability company ("Wellspring"), and WS Midway Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Wellspring ("WS Holdings" and, together with Wellspring, the "Reporting Persons", and each a "Reporting Person"). The principal business address of each of the Reporting Persons is 390 Park Avenue, 5th Floor, New York, NY 10022. Wellspring's principal business is managing investment funds that acquire, hold and dispose of investments in various companies. Holdings is a newly formed subsidiary of Wellspring organized to acquire and hold all of the issued and outstanding capital stock of Dave & Buster's following the Merger (as defined below).

     The (i) name, (ii) business address, (iii) present principal occupation or employment, (iv) name, principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship of each director and executive officer of WS Holdings and Wellspring are set forth on Schedule I hereto and incorporated herein by reference.

     (d) - (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any of the individuals referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     (f) Wellspring is a Delaware limited liability company. WS Holdings is a Delaware corporation.

Item 3.   Source and Amount of Funds or Other Consideration.

     Pursuant to the Agreement and Plan of Merger, dated as of December 8, 2005 (the "Merger Agreement"), among WS Holdings, Dave & Buster's and WS Midway Acquisition Sub, Inc., a Missouri corporation and wholly owned subsidiary of WS Holdings ("Merger Sub"), subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Dave & Buster's, with Dave & Buster's continuing as the surviving entity and a wholly owned subsidiary of WS Holdings (the "Merger"). Holders of Common Stock will receive $18.05 per share in cash in the Merger. The source of the Merger consideration will be (i) the proceeds from a credit facility to be entered into at Closing by Merger Sub and J.P.
Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and (ii) an equity contribution by WS Holdings to Merger Sub.

     The Merger is subject to the approval of Dave & Buster's shareholders. In addition, the Merger is subject to expiration or earlier termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, the receipt of certain required consents, as well as other customary closing conditions. The Merger Agreement has been filed as Exhibit 99.1 and is incorporated herein by reference.

Item 4.   Purpose of Transaction.

     This filing on Schedule 13D has been made because WS Holdings entered into a Voting Agreement (the "Voting Agreement"), dated as of December 8, 2005, with David O. Corriveau, the President of Dave & Buster's, James W. Corley, the Chief Executive Office and Chief Operating Officer of Dave & Buster's, William
C. Hammett, Jr., the Chief Financial Officer and Senior Vice President of Dave & Buster's, and Sterling R. Smith, the Senior Vice President - Operations of Dave & Buster's (collectively, the "Shareholders"). The Voting Agreement was entered into as an inducement for, and in consideration of, WS Holdings entering into the Merger Agreement. WS Holdings did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreement.

     Pursuant to the Voting Agreement, the Shareholders, who collectively own or are entitled to direct the voting of 1,095,302 shares of Common Stock, which represents approximately 7.66%(2) of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) and approximately 7.66% of the voting power of Dave & Buster's, have agreed to vote (or cause to be voted) their shares of Common Stock (i) in favor of the approval of the Merger Agreement and
(ii) against any alternative proposal of any other person providing for (x) the acquisition of Dave & Buster's by merger or other business combination, (y) an acquisition of 15% or more of the assets of Dave & Buster's and its subsidiaries, taken as a whole or (z) an acquisition of 15% or more of the outstanding Common Stock. In addition, the Shareholders cannot sell, transfer, convert or otherwise dispose of the shares subject to the Voting Agreement, if such sale, transfer, conversion or disposition would result in the Shareholders' inability to vote such shares as required pursuant to the terms of the Voting Agreement.

     The purpose of the Voting Agreement is to facilitate stockholder approval for WS Holdings and Dave & Buster's to consummate the transactions contemplated by the Merger Agreement. A copy of the Voting Agreement is filed as Exhibit
99.2 hereto and is incorporated herein by reference.

     Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the surviving company, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Dave & Buster's immediately prior to the effective time of the Merger will


-------------------------------
(1) The share ownership percentages described in this Schedule are based on 14,292,500 shares of Common Stock outstanding as of December 7, 2005.

be the initial officers of the surviving company, until their respective successors are duly appointed.

     At the effective time of the Merger, the articles of incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the articles of incorporation of the surviving company until thereafter changed or amended as provided by the General and Business Corporation Law of the State of Missouri (the "GBCL") or therein, except that as of the effective time, paragraph 1 of the articles of incorporation of the surviving company shall be amended to reflect the name of Dave & Buster's as the name of the surviving company.

     At the effective time of the Merger, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the surviving company, until thereafter changed or amended as provided by the GBCL, the articles of incorporation of the surviving company and such bylaws.

     If the Merger is consummated, Dave & Buster's will become a wholly-owned subsidiary of WS Holdings and WS Holdings will seek to cause the Common Stock to be deregistered under the Exchange Act and the Securities Act of 1933, as amended, and delisted from the New York Stock Exchange.

     Except as set forth in this Item 4, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any of the individuals referred to in
Schedule I, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although WS Holdings and Wellspring reserve the right to develop such plans).

     The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.   Interest in Securities of the Issuer.

     (a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreement, the Reporting Persons may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 1,059,302 shares of Common Stock, which represents approximately 7.66% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

     The Reporting Persons are not entitled to any rights of a shareholder of Dave & Buster's. None of the Reporting Persons has (i) sole power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock. Each of the Reporting Persons expressly disclaims any beneficial ownership of any Common Stock under the Voting Agreement. Other than as set forth above, neither any Reporting Person nor any subsidiary of any Reporting Person, nor, to the knowledge of any Reporting Person, any of the individuals referred to in Schedule I, has the sole or shared power to vote or to direct the vote or has the sole or shared power to dispose or to direct the disposition of any shares of Common Stock.

     (c) Except as set forth or incorporated herein, neither any Reporting Person, nor, to the knowledge of any Reporting Person, any of the individuals referred to in Schedule I, has effected any transaction in Common Stock during the past 60 days.

     (d) Not applicable

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than the Merger Agreement and the Voting Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and
Schedule I and between any such persons and any other person with respect to the securities of Dave & Buster's, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits.

     99.1. Agreement and Plan of Merger, dated December 8, 2005, by and among Dave & Buster's, Inc., a Missouri corporation, WS Midway Acquisition Sub, Inc., a Missouri corporation, and WS Midway Holdings, Inc., a Delaware corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dave & Buster's on December 9, 2005).

     99.2. Voting Agreement, dated December 8, 2005, by and between WS Midway Holdings, Inc., a Delaware corporation, and the Shareholders listed therein.

     99.3. Joint Filing Agreement, dated December 15, 2005, by and between WS Midway Holdings, Inc. and Wellspring Capital Management LLC.

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 16, 2005


                            WS MIDWAY HOLDINGS, INC.


                            By: /s/ Greg S. Feldman
                                ----------------------
                                Greg S. Feldman
                                President



                            WELLSPRING CAPITAL
                            MANAGEMENT LLC


                            By: /s/ Greg S. Feldman
                                ----------------------
                                Greg S. Feldman
                                Managing Partner

                                                                     SCHEDULE I
                                                                     ----------

     Set forth below is a list of each executive officer and director of WS Midway Holdings, Inc. and Wellspring Capital Management LLC setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States.

Directors and Officers of WS Holdings:
--------------------------------------

            Name                  Principal Occupation                          Address

        Greg Feldman          Managing Partner, Wellspring       390 Park Avenue, 5th Floor,
                                 Capital Management LLC                   New York, NY 10022
        Jason Fortin          Partner, Wellspring Capital        390 Park Avenue, 5th Floor,
                                     Management LLC                       New York, NY 10022


Directors and Officers of Wellspring Capital Management:
-------------------------------------------------------

          Name               Principal Occupation                          Address

     Greg S. Feldman          Managing Partner, Wellspring       390 Park Avenue, 5th Floor,
                                 Capital Management LLC                   New York, NY 10022
    David C. Mariano          Managing Partner, Wellspring       390 Park Avenue, 5th Floor,
                                 Capital Management LLC                   New York, NY 10022
 William F. Dawson, Jr.       Partner, Wellspring Capital        390 Park Avenue, 5th Floor,
                                     Management LLC                       New York, NY 10022
     Carl M. Stanton          Partner, Wellspring Capital        390 Park Avenue, 5th Floor,
                                     Management LLC                       New York, NY 10022
     Jason B. Fortin          Partner, Wellspring Capital        390 Park Avenue, 5th Floor,
                                     Management LLC                       New York, NY 10022
    Joshua C. Cascade        Principal, Wellspring Capital       390 Park Avenue, 5th Floor,
                                     Management LLC                       New York, NY 10022
   Alexander E. Carles       Principal, Wellspring Capital       390 Park Avenue, 5th Floor,
                                     Management LLC                       New York, NY 10022
      David J. Kass       Chief Financial Officer, Wellspring    390 Park Avenue, 5th Floor,
                                   Capital Management LLC                 New York, NY 10022


                                INDEX TO EXHIBITS

Exhibit
Number        Document
------        --------

   99.1. Agreement and Plan of Merger, dated December 8, 2005, by and among Dave & Buster's, Inc., a Missouri corporation, WS Midway Acquisition Sub, Inc., a Missouri corporation and WS Midway Holdings, Inc., a Delaware corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dave & Buster's, Inc. on December 9, 2005).
   99.2. Voting Agreement, dated December 8, 2005, by and between WS Midway Holdings, Inc., a Delaware corporation, and the Shareholders listed therein.
   99.3. Joint Filing Agreement, dated December 15, 2005, by and between WS Midway Holdings, Inc. and Wellspring Capital Management LLC.

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